UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

SIGNATURE GROUP HOLDINGS, INC.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

82670C100
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(CUSIP Number)

Jonathan D Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2012
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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 82670C100	13D	Page 2 of 9

1.	Names of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	- 0
	8.	Shared Voting Power	- 11,280,469
	9.	Sole Dispositive Power	- 0
	10.	Shared Dispositive Power	- 11,280,469
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,280,469
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 9.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on information provided by the Issuer indicating that there were 120,143,247 shares of Common Stock outstanding on August 29, 2012.

CUSIP No. 82670C100	13D	Page 3 of 9

1.	Names of Reporting Persons. CHAI TRUST COMPANY, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	- 0
	8.	Shared Voting Power	- 11,280,469
	9.	Sole Dispositive Power	- 0
	10.	Shared Dispositive Power	- 11,280,469
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,280,469
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 9.4%(1)
14.	Type of Reporting Person (See Instructions) OO, HC

(1) Calculated based on information provided by the Issuer indicating that there were 120,143,247 shares of Common Stock outstanding on August 29, 2012.

CUSIP No. 82670C100	13D	Page 4 of 9

ITEM 1.                      Security of the Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Signature Group Holdings, Inc., a Nevada corporation (the “Issuer”).  The Issuer's principal executive office is located at 15303 Ventura Blvd, Suite 1600, Sherman Oaks, California 91403.

ITEM 2.                      Identity and Background.

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock:  Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“Master Fund”); and Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust" or “General Partner”).  Master Fund and General Partner are sometimes collectively referred to herein as the “Reporting Persons”.  The principal business of each Reporting Person is investments.

Master Fund is a limited partnership, the general partner of which is General Partner.  Master Fund has no officers or directors as a limited partnership.  The officers of General Partner are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust; Chief Restructuring Officer of Tribune Company
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker
JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is a physician
Matthew Zell	Senior Managing Director of Chai Trust. Mr Zell is a Managing Director of the Equity Group Investments division of Chai Trust (“EGI”)
Robert M. Levin
Senior Trust Officer and a Senior Managing Director of Chai Trust.  Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is Vice President - Taxes of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI and a director on the Issuer’s board of directors.
Jon Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI

The business address of Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, James Bunegar, Philip Tinkler, Jon Wasserman and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person  has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

CUSIP No. 82670C100	13D	Page 5 of 9

ITEM 3.                      Source and Amount of Funds or Other Consideration.

On June 11, 2010 (the “Effective Date”), by operation of the Fourth Amended Chapter 11 Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code (the “Plan”), the Issuer’s old common stock and other equity interests existing immediately prior to the Effective Date were cancelled.  Prior to the Issuer emerging from bankruptcy protection, the Master Fund acquired Trust Originated Preferred Securities issued by the Issuer (collectively, the “TOPrS”) for investment purposes.  Pursuant to the Plan, the Issuer issued an aggregate of 21,000,000 shares of Common Stock to holders of TOPrS, pursuant to which the Master Fund acquired 1,159,200 shares of Common Stock in exchange for the TOPrS.

Between June 2, 2011 and July 22, 2011, the Master Fund purchased 4,272,497 shares of Common Stock in open market transactions, as described in the table below.  All funds used in the acquisition of such shares of Issuer by Master Fund were obtained from the working capital of Master Fund.  The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.

Trade	Quantity	Weighted	Daily Price Range
Date	of Shares	Average	Low	High
6/2/2011	500,000	$ 0.644	0.629	0.657
6/15/2011	33,300	$ 0.580	0.57	0.59
6/16/2011	5,000	$ 0.608	0.6	0.61
6/17/2011	126,377	$ 0.648	0.6399	0.65
6/20/2011	54,000	$ 0.650	0.65	0.65
6/21/2011	108,775	$ 0.652	0.65	0.66
6/22/2011	147,850	$ 0.678	0.67	0.68
6/23/2011	740,000	$ 0.670	0.67	0.67
6/24/2011	13,025	$ 0.670	0.67	0.67
6/27/2011	62,106	$ 0.680	0.675	0.68
6/28/2011	17,675	$ 0.680	0.68	0.68
6/29/2011	55,800	$ 0.680	0.68	0.68
6/30/2011	117,500	$ 0.680	0.68	0.68
7/1/2011	326,089	$ 0.679	0.67	0.68
7/8/2011	690,000	$ 0.674	0.665	0.675
7/11/2011	125,000	$ 0.680	0.68	0.68
7/12/2011	750,000	$ 0.680	0.68	0.68
7/13/2011	50,000	$ 0.670	0.67	0.67
7/14/2011	54,000	$ 0.680	0.675	0.68
7/15/2011	51,450	$ 0.670	0.665	0.67
7/18/2011	100,000	$ 0.655	0.655	0.66
7/19/2011	40,000	$ 0.650	0.65	0.65
7/20/2011	45,550	$ 0.650	0.65	0.65
7/21/2011	700	$ 0.625	0.625	0.625
7/22/2011	58,300	$ 0.639	0.625	0.65

CUSIP No. 82670C100	13D	Page 6 of 9

On August 24, 2012, the Master Fund purchased 550,000 shares of Common Stock in a single open market transaction at a price of $0.29 per share. All funds used in the acquisition of such shares of Issuer by Master Fund were obtained from the working capital of Master Fund.

On August 29, 2012, the Master Fund purchased 5,298,772 shares of Common Stock in a single open market transaction at a price of $0.29 per share. All funds used in the acquisition of such shares of Issuer by Master Fund were obtained from the working capital of Master Fund.

ITEM 4.                      Purpose of Transaction.

The response to Item 3 is incorporated herein by reference.

The Reporting Persons have effected the acquisition of Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Mr. Philip Tinkler, Chief Financial Officer of General Partner, is a member of the Issuer’s board of directors, elected July 24, 2012. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.                      Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Persons, based on information provided by the Issuer, there were 120,143,247 shares of Common Stock outstanding on August 29, 2012.

Based on the foregoing, as of September 10, 2012, the 11,280,469 shares of Common Stock as to which Master Fund shares voting and dispositive power with General Partner represent approximately 9.4% of the issued and outstanding shares of Common Stock.

(c) Except as set forth in Item 3 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No persons other than the Reporting Persons has the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 82670C100	13D	Page 7 of 9

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

ITEM 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated September 10, 2012

CUSIP No. 82670C100	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  September 10, 2012

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: Chai Trust Company, LLC, its general partner

By: /s/ PHILIP G. TINKLER
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Name: Philip G. Tinkler
Title: Chief Financial Officer

CHAI TRUST COMPANY, LLC

By: /s/ PHILIP G. TINKLER
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Name: Philip G. Tinkler
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 82670C100	13D	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of  Signature Group Holdings, Inc., dated as of September 10, 2012, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: September 10, 2012

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: Chai Trust Company, LLC, its general partner

By: /s/ PHILIP G. TINKLER
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Name: Philip G. Tinkler
Title: Chief Financial Officer

CHAI TRUST COMPANY, LLC

By: /s/ PHILIP G. TINKLER
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Name: Philip G. Tinkler
Title: Chief Financial Officer